

July 26, 2010

John R. Parker Jr., Esq.
Senior Vice President, General Counsel and Strategic Initiatives
Coca-Cola Enterprises Inc.
2500 Windy Ridge Parkway
Atlanta, GA 30339

> **Re:** **International CCE Inc.**
> **Amendment No. 1 to Registration Statement on Form S-4**
> **Filed July 8, 2010**
> **File No. 333-167067**
>
> **Amendment No. 1 to Schedule 13E-3 relating to Coca-Cola Enterprises Inc.**
> **Filed July 8, 2010**
> **File No. 005-38029**

Dear Mr. Parker:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-4

General

1. We note your response to comment one in our letter dated June 22, 2010. Please explain to us why you believe Messrs. Cahillane's and Finan's continuing positions as executive officers and directors would not permit them to direct the management policies of the entity being taken private. We may have further comment.

2. We note your response to comment six in our letter dated June 22, 2010. We have yet to receive your response. Please note that this comment will need to be resolved before your registration statement is declared effective.

Summary, page 1

3. We note your response to prior comment 15. With a view to clarifying disclosure, advise us why TCCC's approximately 34% stake in CCE cannot be quantified based on appropriate trading prices, and adjusted based on debt assumption and cash received.

Background of the Merger, page 18

4. We note your revised disclosure and response to comments 29 and 34 in our letter dated June 22, 2010. Please revise to further clarify the material terms under negotiation and the reasons for significant changes to them. For example, you state on page 18 that the parties discussed "a possible transaction" in 2009 but "did not reach agreement." You do not, however, summarize the parameters of the transaction discussed at that time or identify the principal terms relating to or reasons for the inability to reach an agreement at that time. Similarly, it is unclear what factors, changes to the principal terms discussed or events between November 2008 and March and April 2009 caused the parties to resume negotiations, as indicated in the fourth and sixth paragraphs on page 21; it is also unclear what factors, changes to the principal terms discussed or events caused the parties to resume negotiations a second time in December 2009. As other nonexclusive examples, you use vague terms that do not convey meaningful information about the negotiations, such as "components of value," "a cash payment to CCE shareowners" and "other elements of value" on page 23, "the appropriate value," "assign appropriate value," and "the components of a possible transaction" on page 24, and "a proposal" and "the revised proposal" on page 26. Please revise accordingly.

5. We note your statement in the first paragraph that "TCCC and CCE considered possible strategic alternatives, including a transaction between the two companies." Please expand your disclosure to describe the alternatives and state the reasons for their rejection. Refer to Item 1013(b) of Regulation M-A.

6. We note your responses to comments 37 and 38 in our letter dated June 22, 2010. We also note your disclosure on page 22 that as of July 22, 2009, your management was instructed to "to continue to explore the other strategic alternatives." Please expand your disclosure to state the reasons for the rejection of these other strategic alternatives. Refer to Item 1013(b) of Regulation M-A.

7. We note the Affiliated Transaction Committee's directive on August 18, 2009, "that the transaction must result in CCE having the ability to make a cash payment to CCE shareowners." Please expand your disclosure to explain the committee's reasoning for

       structuring the transaction this way. We note that it appears that it was not until September 14 or 15, 2009, that TCCC indicated it would not consider a transaction that included payment of cash consideration by TCCC. Refer to Item 1013(c) of Regulation M-A.

8.   We note your new disclosure on page 29: "the parties determined to provide the $10.00 in cash to CCE shareowners (other than TCCC) as merger consideration, funded by New CCE, rather than as a dividend payment." Please expand your disclosure to clarify the difference(s) between the consideration and dividend structures and explain the parties' reasoning for structuring the transaction using the "dividend" instead of "merger consideration." Refer to Item 1013(c) of Regulation M-A.

9.   We note your references to the CCE North American business's "components of value" on pages 23 and 24. We also note the following disclosure on page one of CCE's Form 10-K filed on February 12, 2010: "We have perpetual bottling rights within our U.S. territories for products with the name 'Coca-Cola.'" Please expand your disclosure to describe briefly the components of value. If CCE's perpetual bottling rights are not a "component of value," please expand your disclosure in the "Background of the Merger" section to clarify whether the bottling rights were considered by the parties during the negotiations regarding the merger consideration.

CCE's and New CCE's Reasons for, and Purpose of, the Merger, page 33

10.   We note your response to comments 45 and 46 in our letter dated June 22, 2010. Please revise to address the consideration given to current market prices and historical market prices, as provided in your supplemental response. Similarly revise page 38 regarding the CCE Board's position to address the consideration given to going concern value and page 41 regarding TCCC's position to address the consideration given to net book value and going concern value as provided in your supplemental response to comment 49.

11.   We note your response to comment 47 in our previous letter and the revised bullet point on page 38. Please revise the introductory paragraph on page 38 where you state that the CCE board "expressly adopted the Affiliated Transaction Committee's conclusions" to also indicate, if true, that it expressly adopted the analyses and discussions of the Affiliated Transaction Committee.

Certain Forecasts, page 45

12.   Please revise to disclose what role, if any, TCCC, its directors, officers or any other filing person played in formulating the forecasts. See comment 52 from our prior letter.

13.   We note your response to comment 52 from our prior letter and the revised disclosure on page 46, including the statement that your three-year business plan did not assume any

material improvement or worsening of the general economic climate in North America or Europe but did incorporate other anticipated activity. The table on page 46 provides forecasted net revenue for New CCE of $8,073 million in 2010, which appears to represent an approximate 11.2% increase over 2009 pro forma net revenue of $7,263 million, as disclosed on page 163. We also note that the growth in revenue will be from a balance of volume and pricing determinations. It appears, based on pages 134-136, that net revenue for New CCE grew by approximately 6.0% between 2007 and 2008 and shrunk by 1.5% between 2008 and 2009. In light of your recent historical revenue growth rates, please revise to further clarify the assumptions underlying the forecasts, including the achievement of $8,073 million of revenues in 2010.

Opinion of the CCE Affiliated Transaction Committee's Financial Advisor, page 46

14.   We note your response to comment 55 and partially reissue it. The results of analyses are not clear to someone who is not familiar with the analyses or the technical terminology used, and you do not explain whether the results of each analysis supported the fairness conclusion. For example,

- It is unclear how the "implied per share reference range for CCE of $18.00 to $24.75" on page 49 relates to the New CCE "implied per share merger consideration reference range of $29.27 to $32.91" or to the consideration in the proposed merger, and you do not explain whether the results of this Selected Companies Analysis supported the fairness conclusion;

- It is unclear how the "implied per share reference range for CCE" identified on page 56 as $18.59 - $24.11 was compared to "the implied per share merger consideration reference range" of $29.13 - $32.19 or to the consideration in the proposed merger, and you do not explain whether the results of this Selected Public Companies Analyses supported the fairness conclusion;

- The definition and use of "implied per share reference range" for CCE is unclear given that the company's shares already trade, and it is unclear what is meant by "implied per share merger consideration" in contrast to the actual consideration to be evaluated by voting shareholders. Revised disclosure should clarify the meaning and purpose of these terms and compare them to the actual consideration.

- As another non-exclusive example, you state that the Selected Transactions Analysis on page 66 provided TCCC's board the EV for target companies to compare them with LTM EBITDA, and assisted the board in understanding the extent to which the EV of the Business represented a premium or discount to the multiples of LTM EBITDA represented by the EV of the other targets. You do not, however, quantify any of these values or explain whether they suggested a premium or discount.

Please revise throughout accordingly.

Opinions of CCE's Financial Advisors, page 52

15.   We note your response to comment 54 in our letter dated June 22, 2010, and we partially re-issue that comment. We note that the description in the proxy statement/prospectus regarding the material relationships between Credit Suisse and CCE does not provide a narrative and quantitative description of the fees to be paid to Credit Suisse and its affiliates by CCE and its affiliates. Please revise the proxy statement/prospectus to provide such disclosures, including the portion of the fee which is contingent upon the consummation of merger. This comment applies similarly to Lazard and Goldman Sachs.

Unaudited Pro Forma Condensed Combined Financial Information of CCE North American Operations, page 131

16.   We note in Note 15 of the consolidated financial statements presented in CCE's Form 10-K for December 31, 2009, that the 2009 net revenues and operating income for the Europe segment were $6,517 million and $963 million, respectively. While the amount of net revenues presented on page 134 for New CCE agree with that reported in the 10-K for the Europe segment, the amount of operating income does not. Please disclose the differences in the composition of New CCE and CCE's Europe segment that resulted in the Europe segment's operating income not agreeing with New CCE's operating income of $805 million.

Related Person Transactions, page 144

17.   We note the reference to the incidence agreement to be entered into with TCCC. To the extent the agreement will not be signed pre-effectively, please file any form-of or similar agreement with TCCC.

18.   With respect to prior comment 63, advise us if you intend to seek confidential treatment for information that could cause competitive harm if disclosed.

19.   Please confirm that Management's Discussion and Analysis or other disclosure in New CCE's future filings will address in quantitative and qualitative terms the disclosure in the table on page 44. It appears that these revenues and expenses would be material to the company going forward.

Unaudited Pro Forma Condensed Combined Financial Information of New CCE, page 157

20.   We note in your response to comment 67 of our letter dated June 22, 2010 that the non-qualified defined benefit plan is expected to be terminated for new CCE at the close of the Merger. Please tell us your consideration of Rule 11-02(b)(6) of Regulation S-X in

determining whether to provide pro forma adjustments for the effects of the plan termination.

Unaudited Pro Forma Condensed Combined Statement of Operations, page 160

21.   We note in your response to comment 76 of our letter dated June 22, 2010 that you have revised note (o) to include the expected impact of the tax sharing agreement. Please tell us if the $23 million estimate of incremental cash taxes to be paid as a result of the Merger solely represents the expected impact of the tax sharing agreement. To the extent that additional items are included in this total, please provide us with the individual components that comprise this amount.

Unaudited Pro Forma Condensed Combined Statement of Operations, page 161

22.   We note in adjustment (a) on page 162 that the equity awards will be converted in a manner that provides the employee with the same intrinsic value in New CCE shares as the employee had in CCE shares immediately prior to the effective date of the Merger. Please disclose the aggregate intrinsic value of options outstanding and exercisable.

23.   Please disclose the amount of unrecognized compensation expense related to your unvested equity awards and the weighted-average period over which you will expect to recognize this expense.

Notes to Combined Financial Statements, page

Note 13. Operating Segment, page F-32

24.   We note in your response to comment 93 of our letter dated June 22, 2010 that you identified the Europe segment as the only operating segment for New CCE. Please also explain to us how you considered the Coca-Cola Enterprises (Canada) Bottling Finance Company in your segment analysis.

Exhibits

25.   Please advise us of any form-of agreements, or plans to file executed agreements, relating to any cold drink equipment, can supply, or other arrangements that would appear to be material.

You may contact John Archfield at (202) 551-3315 or Ryan Milne at (202) 551-3688 if you have questions regarding comments on the financial statements and related matters. Please contact Damon Colbert at (202) 551-3581 or James Lopez at (202) 551-3536 with any other questions.

Sincerely,

John Reynolds
Assistant Director

cc: Gerard M. Meistrell, Esq.
        Jonathan I. Mark, Esq.
        Helene R. Banks, Esq.
        Fax: (212) 269-5420